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                                                     Commission File No. 1-14812


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ________________

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2002

                                ________________

                           GLOBAL-TECH APPLIANCES INC.
            (Exact Name of Registrant as Specified in its Charter and
                 Translation of Registrant's Name into English)

                             British Virgin Islands
                 (Jurisdiction of incorporation or organization)

       21/F., Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong
                    (Address of principal executive offices)

                                ________________

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                Form 20-F   [X]          Form 40-F    [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                      Yes   [_]                 No    [X]


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     On October 15, 2002, Global-Tech Appliances Inc. filed its Annual Report on
Form 20-F for the fiscal year ended March 31, 2002 with the Securities and Exchange Commission. Accompanying such report were certifications of Global-Tech Appliances Inc.'s Chief Executive Officer, John C.K. Sham, and Chief Financial Officer, Kin Shek Leung, pursuant to 18 U.S.C. Section 1350 and adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. Attached hereto as Exhibit 1 is the text of the certification by Mr. Sham. Attached hereto as Exhibit 2 is the text of the certification by Mr. Leung.

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 15, 2002

                                             GLOBAL-TECH APPLIANCES INC.


                                             By:      /s/ Brian Yuen
                                                -------------------------------
                                                          Brian Yuen
                                                       Assistant Secretary

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                                  EXHIBIT INDEX

Exhibit Number       Description                                  Page Number
--------------       -----------                                  ------------

     1               Certification of John C.K. Sham,                 5
                       dated October 15, 2002

     2               Certification of Kin Shek Leung,                 7
                       dated October 15, 2002

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